Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	NYSE: SVM	December 15, 2010
TSX: SVM

SILVERCORP INTERCEPTS 2.51 METRES OF 22.4 OUNCES PER TONNE SILVER, 12.96% LEAD AND 14.48% ZINC AT THE SILVERTIP PROJECT, NORTHERN BC, CANADA

VANCOUVER, British Columbia – December 15, 2010 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) is pleased to provide the drilling results from the 2010 drill program on the Silvertip silver-zinc-lead (Ag-Zn-Pb) project in Northern British Columbia, Canada. This drill program focused on extensions to the east and south of the main ore body where 21 historic drill holes yielded significant silver, lead and zinc. The Resource Estimate completed in March, 2010 did not include results from these historic holes due to their wide spacing. The 2010 Drill program was successful defining and upgrading the silver-lead-zinc resources to ensure they will be included in and will increase the new resource estimate which is currently underway.

A total of 10,913 meters (m) in 36 diamond drill holes was completed, of which, 24 holes reached their planned depth while 12 holes were abandoned. The high drilling success rate of 67% (16 hits out of 24 drill holes, see Table 1) demonstrates that the high grade mineralization is continuous in these areas, and the drilling has expanded the current resource blocks in the March 2010 Resource Estimate. In addition, a new zone (drill hole EW8.4-10-28) was discovered 300m south of the existing 65 Zone, which could add a significant amount of high grade resources to the project.

Significant Results from the drill holes include:

•

Hole EW8.4-10-28 intersected two mineralized zones: 13.30m containing 289 grams/tonne (g/t) Ag (9.3 ounces/tonne (oz/t)), 5.33% Pb, and 8.65% Zn; 4.10m grading 286 g/t (9.2 oz/t) Ag, 4.63% Pb, and 11.59% Zn;

•	Hole EW3-10-22 intersected 2.51m of mineralized zone containing 696 g/t (22.4 oz/t) Ag, 12.96% Pb, and 14.48% Zn;
•	Hole EW4-10-16 intersected 1.87m of mineralized zone containing 562 g/t (18.1 oz/t) Ag, 13.55% Pb, and 7.84% Zn;
•	Hole EW4-10-19B intersected 2.74m of mineralized zone containing 289 g/t (9.3 oz/t) Ag, 4.60% Pb, and 17.04% Zn;

Exploration Results

Three types of mineralization were identified in drill holes: contact-zone; exhalite; and reef types. The contact-zone mineralization forms high grade silver, lead and zinc stratiform bodies at a contact between the Earn Group sandstones and limestones and represents the main target for this drilling program. The reef-style mineralization occurs in the limestones below the contact-zone mineralization and may represent fill-in mineralization of paleo-reefs. These two types of mineralization were included in the March 2010 Resource Estimate. The exhalite mineralization occurs as continuous stratabound layers in the sandstones and argillites above the contact-zone mineralization and hosts high zinc concentrations over potentially mineable widths, but was not included in the March 2010 Resource Estimate due to relatively lower silver grade.

For this drill program, a 50m drill hole spacing was used along the east side of the existing resources at about 50m to 200m from the existing resource. Drill hole EW8.4-10-28 was drilled approximately 300m southwest from the 65 Zone resource blocks and is of a similar nature (high grade, wide but irregular in shape) to the 65 Zone, consisting of contact-zone mineralization and underneath reef-style mineralization.

From the drill results in Table 1 below, in addition to the main contact-zone type of mineralization and locally reef-style mineralization, exhalite mineralization is also widely spread and consistent. Accordingly, the historical drilling and the current drilling results will be re-examined to estimate the mineral resources represented by the exhalite mineralization.

Table 1 – Drill Results from the 2010 Surface Drill Program

Drill Hole #	Sample From (m)	Intercept (m)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Comments
EW4.5-10-1	No Significant Intersection
EW8.3-10-2	No Significant Intersection
EW4.5-10-3	129.40	0.35	99.0	0.85	21.70	0.16	Exhalite Zone
	291.79	0.34	173.0	0.24	11.25	0.01	Contact Zone
EW6-10-4	Abandoned
EW7-10-5	276.28	2.00	159.0	5.04	9.21	0.12	Exhalite Zone
	364.72	0.30	908.0	18.95	4.50	0.12	Contact Zone
	367.50	1.91	53.9	0.38	14.68	0.29	Contact Zone
EW8.2-10-6	141.68	0.32	20.8	0.49	9.91	0.21	Exhalite Zone
	421.22	0.48	94.0	0.07	16.10	>1	Contact Zone
	433.73	1.22	62.1	1.43	20.20	0.26	Contact Zone
EW4.5-10-7	272.00	0.85	692.0	22.84	8.46	0.17	Contact Zone
	290.50	0.90	39.0	0.11	14.30	0.27	Contact Zone
EW8.2-10-8	No Significant Intersection
EW4.5-10-9	282.10	2.00	169.0	1.89	10.78	0.35	Contact Zone
EW5.5-10-10	No Significant Intersection
EW7-10-11	Abandoned
EW6-10-12	Abandoned
EW6-10-12A	Abandoned
EW7-10-13	202.88	0.50	253.0	4.55	3.25	0.04	Exhalite Zone
	276.84	0.64	100.0	0.66	11.55	0.07	Exhalite Zone
	283.92	1.68	220.4	3.73	6.75	0.06	Exhalite Zone

EW5.5-10-14	339.69	2.00	55.5	0.29	6.65	0.41	Contact Zone
EW4-10-15	240.04	3.56	223.3	3.70	12.07	0.27	Contact Zone
EW4-10-16	265.47	1.87	561.6	13.55	7.84	0.28	Contact Zone
	270.03	0.73	806.0	17.67	10.95	0.24	Contact Zone
EW7-10-17	244.46	0.72	247.0	4.06	12.65	0.46	Exhalite Zone
	444.68	7.80	211.5	3.64	9.90	0.22	Contact Zone
EW5.5-10-18	228.57	0.13	1010.0	21.21	4.69	0.26	Exhalite Zone
EW4-10-19	Abandoned
EW4-10-19A	Abandoned
EW4-10-19B	219.01	0.70	58.3	1.50	6.80	0.05	Exhalite Zone
	265.26	2.74	288.8	4.60	17.04	0.10	Contact Zone
	315.62	0.20	725.0	15.35	4.15	0.09	Contact Zone
EW7-10-20	Abandoned
EW7-10-20A	293.60	1.00	70.0	1.18	4.97	0.14	Exhalite Zone
	482.00	3.00	73.7	0.66	8.67	0.15	Contact Zone
EW3-10-21	No Significant Results
EW3-10-22	227.27	2.51	696.0	12.96	14.48	0.36	Contact Zone
EW1.5-10-23	222.39	0.76	445.0	7.59	35.28	0.36	Contact Zone
EW1.5-10-24	277.36	2.00	12.5	0.07	8.63	0.32	Contact Zone
	297.7	0.40	63.0	1.70	8.03	0.05	Contact Zone
EW4.5-10-25	Abandoned
EW8.4-10-27	Abandoned
EW8.4-10-28	159.48	4.10	286.0	4.63	11.59	0.20	Contact Zone
	175.07	13.30	289.1	5.33	8.65	0.09	Reef Type
EW6-10-30	Abandoned
EW1-10-31	Abandoned
EW1-10-31A	Abandoned
EW1.5-10-33	No Significant Intersection
EW8.4-10-34	No Significant Intersection

Drill hole plans and sections are available on Silvercorp’s website at http://silvercorpmetals.com/projects/silvertip/

Quality Control

The company has implemented a quality control program to ensure best practices in sampling and analysis of the samples. Drill cores are NQ2 in size and drill core samples were taken from sawn half core for every 1.0m or limited by apparent wall rock and mineralization contact. The samples were shipped directly in security sealed plastic pails to ALS Chemex in White Horse, Yukon Territory, Canada (Certification ISO 17025), located approximately 325km to the west, northwest of the Silvertip property site.

The core is rigorously tested with external standards, blanks and duplicates (one every 10 samples) and these were then plotted on a 1, 2, and 3 standard deviation plot to test for irregularities. The standard order with ALS Chemex is Au-AA25 an Ag, Pb, Zn, Cu, S and As via the OG62 procedure with Pb and Zn overlimits by Pb-VOL70 and Zn-VOL50 as needed (the detailed procedures for these sample preparation and analytical methods can be found on the ALS Chemex website (http://www.alsglobal.com/qa.aspx). 10% of the samples received are sent to a second laboratory as a QA measure.

Frank Hrdy is the Qualified Person on the project as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. The Company has applied for a mining permit for its GC silver-lead-zinc mine in the Guangdong Province and recently announced the acquisition of a 70% interest in the BYP gold-lead-zinc mine in Hunan province. In Canada, Silvercorp is in preparation of applying for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2010 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.